# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-23-006840
Filed by CIK 0002004124

## Reporting persons
- Maria Margaroni: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,540,319; sole dispositive power 0; shared dispositive power 1,540,319; aggregate amount beneficially owned 1,540,319 (17.03% of the class)
- Coronis Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,540,319; sole dispositive power 0; shared dispositive power 1,540,319; aggregate amount beneficially owned 1,540,319 (17.03% of the class)

## Item 1. Issuer
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece, 175 64

## Item 2. Person Filing
Name of person filing:
Mrs. Maria Margaroni ("Margaroni")
Coronis Investments Inc. ("Coronis", together with Margaroni, the "Reporting Persons")
Address of principal business office or, if none, residence:
The principal business address of each filer is:
c/o Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Citizenship:
Greece
Marshall Islands

## Item 4. Ownership
Amount beneficially owned: 1,540,319
Percent of class: 17.03
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,540,319
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,540,319

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Maria Margaroni: /s/ Maria Margaroni, Maria Margaroni (12/20/2024)
- Coronis Investments Inc.: /s/ Maria Margaroni, Maria Margaroni, President (12/20/2024)